FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2016

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica – Telxius - Global Telecommunications Infrastructure Company	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA S.A., (TELEFÓNICA) pursuant to article 228 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

In respect to the news published in the media, and in connection with the company Telxius, TELEFÓNICA announces that it is considering different strategic alternatives, including, among others, a potential Initial Public Offering outside the Unites States.

Madrid, February 11, 2016.

This announcement is not an offer to sell or a solicitation of any offer to buy any securities in the United States or any other jurisdiction where such offer or sale would be unlawful. Any securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act. There is no intention to register any securities referred to herein in the United States or to make a public offering of the securities in the United States. This document may include forward-looking statements, which are based on current expectations, projections and assumptions about future events. These forward-looking statements are subject to known or unknown risks, uncertainties and assumptions about the Telefónica Group and its investments, including, among other things, the development of its business, its growth plan, trends in its operating industry and its future capital expenditures and acquisitions. In light of these risks, uncertainties and assumptions, the events in the forward-looking statements may not occur and actual results, performance or achievements may materially differ from any future results, performance or achievements that may expressed or implied in this document. No representation or warranty is made that any forward-looking statement will come to pass. Forward-looking statements speak as of the date of this document and no one undertakes to publicly update or revise any such forward looking statement, whether as a result of new information, future events or otherwise. Accordingly, undue reliance should not be placed on any forward-looking statement contained in this document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: February 11, 2016	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
	Name:	Ramiro Sánchez de Lerín García-Ovies
	Title:	General Secretary and Secretary to the Board of Directors